As Filed with the Securities and
Exchange Commission on July 21, 2004.                     Registration No.  333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                                   ----------

                                 Phytopharm plc
   (Exact name of issuer of deposited securities as specified in its charter)

                                      N.A.
                   (Translation of issuer's name into English)

                                England and Wales
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)
                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   ----------

                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

         It is proposed that this filing become effective under Rule 466

                           |_|immediately upon filing
                             |_|on (Date) at (Time)

    If a separate statement has been filed to register the deposited shares,
                          check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

==============================================================================================================================
                                                            Amount        Proposed maximum
                 Title of each class of                     to be          Aggregate price    Proposed maximum    Amount of
              Securities to be registered                 registered         per unit             aggregate       registration
                                                                                (1)           offering price (1)      fee
------------------------------------------------------------------------------------------------------------------------------

American Depositary Shares evidenced by American          10,000,000            $.05               $500,000          $63.35
Depositary Receipts, each American Depositary Share        American
evidencing two ordinary shares of Phytopharm plc          Depositary
                                                            Shares
==============================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(a) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

      Item Number and Caption                          Location in Form of
                                                       American Depositary Receipt
                                                       Filed Herewith as Prospectus

(1)   Name and address of Depositary                   Introductory Paragraph

(2)   Title of American Depositary Receipts and        Face of American Depositary Receipt, top center
      identity of deposited securities

      Terms of Deposit:

      (i)    The amount of deposited securities        Face of American Depositary Receipt - upper right
             represented by one unit of American       corner
             Depositary Shares

      (ii)   The procedure for voting, if any, the     Paragraphs (15) and (16)
             deposited securities

      (iii)  The collection and distribution of        Paragraphs (12), (14) and (15)
             dividends

      (iv)   The transmission of notices, reports      Paragraphs (11), (15) and (16)
             and proxy soliciting material

      (v)    The sale or exercise of rights            Paragraph (13)

      (vi)   The deposit or sale of securities         Paragraphs (12) and (17)
             resulting from dividends, splits or
             plans of reorganization

      (vii)  Amendment, extension or termination of    Paragraphs (20) and (21)
             the Deposit Agreement

      (viii) Rights of holders of receipts to          Paragraph (11)
             inspect the transfer books of the
             Depositary and the list of holders
             of receipts

      (ix)   Restrictions upon the right to deposit    Paragraphs (2), (3), (4), (5), (6) and (8)
             or withdraw the underlying securities

      Item Number and Caption                          Location in Form of
                                                       American Depositary Receipt
                                                       Filed Herewith as Prospectus

      (x)    Limitation upon the liability of the      Paragraphs (13) and (18)
             Depositary

(3)   Fees and Charges                                 Paragraph (7)

Item 2. Available Information

      Item Number and Caption                          Location in Form of
                                                       American Depositary Receipt
                                                       Filed Herewith as Prospectus

2(a)  Statement that Phytopharm plc furnishes the      Paragraph (11)
      Commission with certain public reports and
      documents required by foreign law or otherwise
      under Rule 12g3-2(b) under the Securities
      Exchange Act of 1934 and that such reports and
      documents can be inspected by holders of
      American Depositary Receipts and copied at
      public reference facilities maintained by the
      Commission in Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of [Date], among Phytopharm plc (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and holder from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of [Date], among Phytopharm plc, The Bank of New York, as Depositary, and each Owner and holder of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on July 15, 2004.

                                                    By: THE BANK OF NEW YORK,
                                                           as Depositary

                                                    By:    /s/  Andrew J. Zelter
                                                           ---------------------
                                                    Name:  Andrew J. Zelter
                                                    Title: Managing Director

      Pursuant to the requirements of the Securities Act of 1933, Phytopharm plc has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in England and Wales on June 14, 2004.

                                                     PHYTOPHARM PLC


                                                      By: /s/ Richard Dixey
                                                          ----------------------
                                                          Name: Richard Dixey
                                                          Title: Chief Executive

      Each of the undersigned hereby constitutes and appoints Dr Richard Dixey his true and lawful attorney-in-fact, with power of substitution, in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on June 14, 2004.

Name                                       Title
----                                       -----

/s/ Gordon Stevens                Director, Non-Executive Officer
--------------------
Mr Gordon Stevens

/s/ Richard Dixey                 Director, Chief Executive Officer
--------------------              (Principal Executive Officer)
Dr Richard Dixey

/s/ Wang Chong                    Director, Chief Financial Officer and
--------------------              Company Secretary
Dr Wang Chong                     (Principal Financial Officer and Principal
                                  Accounting Officer)

/s/ Daryl Rees                    Director, Chief Operating Officer
--------------------
Dr Daryl Rees

/s/ Paul Whitney                  Director, Non-Executive Deputy Chairman
--------------------
Dr Paul Whitney

--------------------              Non-Executive Director
Dr Trevor Flanagan

/s/ Mark R. Saunders              Authorized Representative in the United States
--------------------
Mr Mark R. Saunders

                                INDEX TO EXHIBITS

Exhibit
Number
-------

(1) Form of Deposit Agreement, dated as of [Date], among the Issuer, the Depositary and each Owner and holder from time to time of ADRs issued thereunder.

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.